April 9, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Accounting Branch Chief

Re:	Comment Letter dated March 13, 2012 on the Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011 filed on November
29, 2011 and Form 8-K/A filed on December 16, 2011

Dear Ms. Collins:

We respectfully request an extension of time to respond to your comments dated March 13, 2012 relating to the above referenced Form 10-K and Form 8-K/A (File No. 0-27038), filed with the Securities and Exchange Commission on November 25, 2009 (the “Comment Letter”). We are requesting this extension to allow us additional time to formulate thorough responses to the Comment Letter. We intend to provide our responses to the Comment Letter on or about April 13, 2012.

If you have any questions relating to the foregoing, please do not hesitate to contact me at 781-565-5277.

Sincerely,

/s/ Garrison R. Smith

Garrison R. Smith

Associate General Counsel